                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------


                              HERITAGE OAKS BANCORP
           --------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)


                                    42724R10
           --------------------------------------------------------
                                 (CUSIP Number)


                       JOHN STUART, ESQ., REITNER & STUART,
             1319 MARSH STREET, SAN LUIS OBISPO, CALIFORNIA 93401
                                 (805) 545-8590
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 MARCH 19, 2001
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
                                        ---


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CUSIP No.                             13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
            David Blaine Weyrich  ###-##-####
            Mary T. Weyrich       ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
            PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
            United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power      119,082
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power      0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power      119,082
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power      0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
            122,358
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
            9.99%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
            IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

        Common stock, no par value (the "Shares")
        Heritage Oaks Bancorp
        545 12th Street
        Paso Robles, California  93446 (the "Issuer")

ITEM 2. IDENTITY AND BACKGROUND

                                    REPORTING PERSON 1

        (a) Name:                   David Blaine Weyrich

        (b) Business Address:       Heritage Oaks Bancorp, 545 12th Street,
                                    Paso Robles, California  93446.

        (c) Principal employment:   Managing Member and Chief Executive Officer
                                    of various wholly-owned companies.

        (d) Criminal Proceedings:   None

        (e) Civil Proceedings:      None

        (f) Citizenship:            USA


                                    REPORTING PERSON 2


        (a) Name:                   Mary Weyrich

        (b) Business Address:       c/o Heritage Oaks Bancorp, 545 12th Street,
                                    Paso Robles, California  93446.

        (c) Principal employment:   Managing Member and officer of various
                                    wholly-owned companies

        (d) Criminal Proceedings:   None

        (e) Civil Proceedings:      None

        (f) Citizenship:            USA

 This is a joint filing. The individuals identified above are husband and wife and are collectively referred to herein as the "Reporting Persons."

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Funds for this purchase were provided from the personal funds of the Reporting Persons. It is anticipated that funds for any future purchases will also be provided from that source. No part of the purchase price was or will be borrowed.

ITEM 4. PURPOSE OF TRANSACTION

        The purpose of the transaction was to acquire additional Shares for investment purposes.

        It is anticipated that a limited number of additional Shares will be purchased pursuant to an existing stock option agreement (see below) and on the open market or in privately negotiated transactions. The Reporting Persons plan to own an aggregate total not exceeding 25% of the Shares. In furtherance of this intent and as required by law, the Reporting Persons filed notices and/or applications with the Board of Governors of the Federal Reserve System and the California Department of Financial Institutions to increase their ownership in the Issuer (and indirectly its banking subsidiary).The Federal Reserve and the California Department of Financial Institutions have approved such notices/applications to acquire up to a maximum of 25% of the issued and outstanding Shares. These regulatory approvals are subject to a variety of conditions, including, in the case of the Federal Reserve, that any additional purchases be made within a one year period from the time of such approval. The Reporting Persons may apply to the Federal Reserve for additional time within which to make purchases. The Reporting Persons have no specific plans as to the actual number of Shares which they will purchase up to the 25% limit nor the timing of such purchases. It is currently anticipated that future purchases will be made at prevailing market prices or at slight premiums or discounts thereto.

        Except as described in the preceding paragraph and except in Mr. Weyrich's capacity as a director of the Issuer, the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
        (h) causing a change in the market on which the Issuer's securities are quoted and traded; (i) the common stock of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any similar action to any of those enumerated above.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

        (a) The Reporting Persons beneficially own 122,358 Shares or 9.99% of the Issuer's common stock, including 3,276 Shares which Mr. Weyrich has the right to acquire within 60 days pursuant to the exercise of current exercisable options granted pursuant to the Issuer's stock option plan.

        (b) The Reporting Persons presently have sole power to vote or direct the vote of 119,082 Shares, and to dispose or direct the disposition of 119,082 Shares.

        (c) In the last six months, the Reporting Persons have purchased an aggregate of 2,000 shares from the market at $21.375 per share which occurred on March 19, 2001.

        (d) Inapplicable.

        (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        At this time, there are no contracts, arrangements, understandings or relationships relating to the Reporting Persons and the securities which are the subject of this statement except for a stock option agreement issued pursuant to the Issuer's stock option plan reflecting the 3,276 Shares which Mr. Weyrich has the right to acquire within 60 days pursuant to the exercise of current exercisable options.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Inapplicable.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


APRIL 25, 2001                                     APRIL 25, 2001
-----------------------------                      -----------------------------
Date                                               Date


/s/ DAVID B. WEYRICH                               /s/ MARY WEYRICH
-----------------------------                      -----------------------------
Signature                                          Signature

DAVID B. WEYRICH                                   MARY WEYRICH
-----------------------------                      -----------------------------
Name/Title                                         Name/Title